UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

 Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

2

EXPLANATORY NOTE

This Amendment No. 2 to the annual report on Form 18-K for the fiscal year ended December 31, 2022 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959, by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated October 30, 2020 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1.	Exhibit 3 is hereby amended by replacing the text in the “Capitalization and Indebtedness” section with the text under the caption “Capitalization and Indebtedness” on page 4 hereof; and

2.	Exhibit 6 hereto, entitled “Press Release: CEB results for 2023 confirm solid financial position and robust operational support for social cohesion in Europe”, is added to the Annual Report.

3

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2023. It does not otherwise give effect to any transaction since that date. Since December 31, 2023, there has been no material change in the capitalization of CEB except for the following issuances:

•	Under the CEB’s U.S. SEC-registered Debt Program: USD 1.5 billion (approximately EUR 1,379 million based on the exchange rate at the time of the issuance) 4.125% Global Notes due January 24, 2029.

•	Under the CEB’s Medium Term Note Program: EUR 1.5 billion 2.625% Notes due January 11, 2034, NOK 1 billion (approximately EUR 89 million based on the exchange rate at the time of issuance) 3.700% Notes due January 17, 2029, EUR 50 million 2.875% Notes due January 17, 2033 and EUR 100 million 0.125% Notes due March 10, 2027.

•	Under the CEB’s Euro Commercial Paper Program: approximately EUR 576 million (based on the exchange rate as at January 30, 2024) issued since January 1, 2024; an amount of EUR 360 million was still outstanding as at January 30, 2024.

Furthermore, on January 25, 2024, the CEB priced CNH 200 million (approximately EUR 26 million based on the exchange rate at the time of pricing) 2.500% notes due February 5, 2027 under its Medium Term Note Program. The pending transaction is expected to close on February 5, 2024.

As of December 31, 2023
(preliminary, unaudited) (in thousands of euros)
Short-term Debt(1)	4,203,881
Long-term Debt(2)	24,660,754
Equity
Capital(3)
Subscribed	5,579,046
Uncalled	(4,954,771)
Called	624,275
General Reserve(4)	2,786,051
Gains or losses recognized directly in equity	(456)
Net profit	108,812
Total Equity	3,518,682
Total Capitalization(5)	28,179,436

(1)	Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)	Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Annual Report.

(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Annual Report.

(5)	Total capitalization consists of long-term debt and total equity.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on January 31, 2024.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Jacques Mirante-Péré
	Name:	Jacques Mirante-Péré
	Title:	Chief Financial Officer

By:	/s/ Isabelle Josef
	Name:	Isabelle Josef
	Title:	Head of Settlements, Payments & Collateral

5

EXHIBIT INDEX

Exhibit Number	Description
6.	Press Release: CEB results for 2023 confirm solid financial position and robust operational support for social cohesion in Europe

6